                                                          Filed by PRIMEDIA Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
                                                Subject Company: About.com, Inc.
                                                     Commission File No. 1-11106


                                                 Date: November 13, 2000

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between PRIMEDIA and About, including future financial and operating results, PRIMEDIA's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of About's and PRIMEDIA's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of About stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the revenue synergies and cost savings from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause PRIMEDIA's and About's results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Reports on Forms 10-K of PRIMEDIA and About, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement-consent solicitation-prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement-consent solicitation-prospectus, as well as other filings containing information about PRIMEDIA and About, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement-consent solicitation-prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement-consent solicitation-prospectus can also be obtained, without charge, by directing a request to PRIMEDIA Inc., 745 Fifth Avenue, New York, NY 10151, Attention: Investor Relations (212-745-0100), or to About.com, Inc., 1440 Broadway, New York, NY 10018, Attention: Investor Relations (212-204-1500). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the materials filed with the SEC by About and PRIMEDIA on October 30, 2000.

PRIMEDIA and About and certain other persons named below may be deemed to be participants in the solicitation of proxies of About's stockholders to approve the transaction. The participants in this solicitation may include the directors and executive officers of PRIMEDIA. A detailed list of the names and interests of PRIMEDIA's directors and officers is contained in PRIMEDIA's proxy statement for its 2000 annual meeting, and a detailed list of the names and interests of About's directors and officers is contained in About's proxy statement for its 2000 annual meeting.


                                      # # #

The following is a press release dated November 9, 2000 and a slide presentation given at a joint investor presentation on Thursday, November 9, 2000.

                            CONTACTS:
                            PRIMEDIA
                            WARREN BIMBLICK: INVESTORS 212-745-0615
                            WHIT CLAY: MEDIA                    212-446-1864
                            ABOUT
                            KELLY LOFTS: INVESTORS              212-204-1587
                            TABATHA STURM: MEDIA                212-204-4000
                            WEBSITES                            www.primedia.com
                                                                www.about.com


                  PRIMEDIA PROJECTS EBITDA GROWTH OF 40% AFTER
                             MERGER WITH ABOUT, INC.


NEW YORK, NY - NOVEMBER 9, 2000 - Primedia (NYSE: PRM) announced today that its proposed merger with About, Inc. (Nasdaq: BOUT) positions it to produce at least $350 million of consolidated EBITDA in the first 12 months following the merger, an approximate 40% increase over expected 2000 consolidated EBITDA of approximately $250 million. The deal is expected to close during the first quarter of 2001 and therefore the full-twelve month effect may extend into 2002.

THE COMPANY IS HOLDING AN INVESTOR LUNCHEON TO DISCUSS THE ABOUT MERGER IN NEW YORK TODAY AT 11:30 A.M. ET. THE MEETING'S FORMAL AGENDA WILL BEGIN AT 11:45 A.M. ET AND WILL BE AVAILABLE ON A LISTEN-ONLY BASIS BY TELECONFERENCE AND WEBCAST. TO PARTICIPATE IN THE TELECONFERENCE, PLEASE DIAL 1-800-711-5301 IN THE U.S., OR 1-785-832-0301 IF OUTSIDE THE U.S. THE PASSWORD IS PRIMEDIA. PLEASE CALL IN AT LEAST 10 MINUTES PRIOR TO THE START OF THE FORMAL AGENDA. A RECORDED VERSION WILL BE AVAILABLE TWO HOURS AFTER THE CONFERENCE CALL BY CALLING 1-888-567-0671 IN THE U.S., OR 1-402-530-0413, IF OUTSIDE THE U.S. NO REPLAY
CODE IS NECESSARY AND THE RECORDED VERSION WILL BE AVAILABLE UNTIL MIDNIGHT THURSDAY, NOVEMBER 16, 2000

INVESTORS MAY ALSO LISTEN TO A LIVE WEBCAST OF THE MEETING ON PRIMEDIA'S INTERNET SITE, www.primedia.com, OR ABOUT'S INTERNET SITE, www.about.com BEGINNING AT 11:45 A.M. COPIES OF THE SLIDES WILL BE AVAILABLE ON THE PRIMEDIA SITE AND A PLAYBACK VERSION WILL BE AVAILABLE ON BOTH SITES.

"Our combination with About is going to produce immediate upside to our financial results," said Tom Rogers, chairman and CEO of Primedia. "Even more compelling is the fact that these projections don't even scratch the surface of this transaction's impact on our strategic development. Right now, we're projecting growth based on the known quantities, the synergies of combining our existing businesses. On this basis alone the merger is very compelling. When we add to the equation that this combination isn't about sticking two companies together and wringing out the efficiencies, but rather creating a media powerhouse that will continue to evolve, the scenario gets even more exciting. We've added a fast growth engine to our dominant position and that is going to add to everything our shareholders like about Primedia and open the door to new opportunities we would not have absent this merger."

"This combination allows us to maximize content and revenue opportunities for About, while providing increased leverage for all existing Primedia properties," said Scott Kurnit, chairman and CEO of About, Inc. "The 700 sites of About are the perfect vehicles to extract enormous new value from Primedia's diverse businesses. Much or our success as the 7th largest web property comes from our leadership in using the unique attributes of the Net for efficient production and distribution. Having woven ourselves into the very fabric of the Net we're now wonderfully positioned to exploit these efficiencies for the large stable of Primedia's print and video assets."

Rogers continued, "Primedia will have the flexibility to deliver content and commerce to our customers via print, video, the Internet, live events and e-magazines. Our goal is to give our customers ever-increasing choice of content and various channels of delivery. We will use the extraordinarily efficient About platform to enter new markets.

"In 2000, we laid the foundation for this company by integrating our units and turning them into true engines of organic growth. In 2001, our merger with About will supercharge and accelerate growth," concluded Rogers.

Several key factors regarding the Primedia/About merger are discussed in the following questions and answers:

WHY ARE YOU MERGING AT THIS TIME?

Our goal is to give our customers more choices of delivery and our advertisers more marketing solutions. There are enormous strategic benefits for a traditional media company and its online mirror image to be combining. It is accretive in the near-term; it takes the growth rate of the company to 40% in the first 12 months after closing and to at least 20% in future years. It takes the most efficient content creator and distributor on the web and marries it with the most solid form of traditional advertising, endemic revenues, out of which major e-commerce and consumer and business Internet revenue streams can emerge from the outset.

WHEN DO YOU EXPECT THE DEAL TO CLOSE?

Depending upon the amount of time in review at the SEC and then the subsequent About shareholder vote, it could close as early as January 2001.

WHAT ARE YOUR EXPECTATIONS FOR PRIMEDIA FOR FULL YEAR 2000?

We are on target to meet full-year EBITDA of approximately $340 million from traditional media and EBITDA losses from new media of approximately $90 million, or approximately $250 million of consolidated EBITDA.

WHAT ARE ESTIMATES FOR THE COMBINED COMPANY IN THE FIRST 12 MONTHS AFTER THE DEAL CLOSES BY TRADITIONAL MEDIA AND NEW MEDIA?

Estimates for the first 12 months after the deal closes are as follows.

-----------------------------------------------------------------------------------------------------------------
                        PRIMEDIA      FIRST 12 MONTH PRELIMINARY ESTIMATES
($ in millions          ESTIMATE   -----------------------------------------------     TOTAL          COMBINED
except per share)         2000        PRIMEDIA          ABOUT       CONTINGENCY*      SYNERGY       EXPECTATION
--------------------- ------------ ---------------- -------------- --------------- -------------- ---------------
EBITDA
-----------------------------------------------------------------------------------------------------------------
--Traditional            $340           $385                           ($14)            $5             $376
Media
-----------------------------------------------------------------------------------------------------------------
--New Media              ($90)          ($78)            $19           ($31)            $66            ($24)
-----------------------------------------------------------------------------------------------------------------
Total EBITDA             $250           $307             $19           ($45)            $71            $352
-----------------------------------------------------------------------------------------------------------------
Average Shares           165.1          171.3           48.0                                          219.3
Outstanding
-----------------------------------------------------------------------------------------------------------------
After-tax cash flow       $52           $112                                                           $165
-----------------------------------------------------------------------------------------------------------------
After-tax cash flow      $.31           $.65                                                           $.75
per share
-----------------------------------------------------------------------------------------------------------------

* Based on $80 million revenue contingency.


IN WHICH QUARTER WILL THE EBITDA IMPROVEMENTS COME AFTER THE MERGER?

They will begin immediately but will be loaded toward the third and fourth quarters after the merger.

WHAT WILL BE THE IMPACT OF THE MERGER ON 2001?

If the closing occurs by the end of the 2001 first quarter, the EBITDA would most likely be around $330 million. Again, this compares to $350 million of EBITDA on a first 12 months following closing basis. It is still accretive to after-tax cash flow.

WHAT ARE YOUR EXPECTATIONS FOR THE SECOND FULL YEAR OF INTEGRATION?

We believe that beyond the first 12 months, EBITDA growth should be sustainable at levels of 20% per year as the salesforce is working well on the integrated sell, new products are introduced and the two companies are totally integrated.

WHAT ARE THE UNDERLYING ASSUMPTIONS OF YOUR $80 MILLION REVENUE CONTINGENCY?

Prior to combining companies, About's plan for 2001 is to grow revenues by 80% to $175 million and Primedia's plan is to double this year's new media revenues to approximately $90 million. We have valued this transaction on a conservative and prudent basis. The $80 million revenue contingency falls into three buckets. First, we are taking a conservative approach to expected revenue growth for the online advertising market in 2001. Second, there will be some revenue reduction from Primedia's new media operations as a result of less cash spending as we integrate certain projects with About. Combined, these two factors amount to approximately $52 million in revenue contingency, which translates into a $31 million EBITDA contingency. Third, there will be some modest training and redeployment "lost revenue" opportunities we previously referenced in Primedia's core business as we integrate the Primedia salesforce. This factor results in a $28 million revenue contingency, which translates into a $14 million EBITDA contingency. This revenue adjustment does NOT reflect any weakness or adjustment to the core Primedia traditional media operations.

It was felt that it was prudent to take this revenue contingency so investors could take a far more conservative approach in evaluating this transaction.

WHAT ARE THE $49 MILLION OF COST CUTTING SYNERGIES?

The $49 million of cost cutting synergies during the first year are derived as follows:

1.   Reduced PRIMEDIA new media development costs               $31 million
2.   Reduced PRIMEDIA web hosting and ad serving costs          $ 3 million
3.   Reduced Primedia and About consumer marketing costs        $ 8 million
4.   Reduced G&A expenses                                       $ 7 million
                                                                -----------
     Total                                                      $49 million

One of the benefits of this transaction is that investors can point to cost synergies, which are generally viewed as more certain than revenue upsides, as comprising two-thirds of the initial synergies in the overall deal.

WHEN WILL THE COMBINED NEW MEDIA / INTERNET OPERATIONS BE PROFITABLE?

The new media operations of the combined company are expected to be profitable in 2002. The transaction allows the combined new media operations to reach profitability at least one year earlier than the standalone Primedia new media operations.

WAS PRIMEDIA MAKING PROGRESS IN ITS ONLINE INITIATIVES?

Absolutely. GR8RIDE.com, for automotive enthusiasts, apartmentguide.com for apartment shoppers and many of our other consumer and B2B sites are becoming highly trafficked sites that are generating e-commerce and sales leads for advertisers. Also, we are spending considerably less cash than anticipated on our new media development.
Our sites will only be strengthened by the addition of About.

WHAT WILL BE THE IMMEDIATE OPPORTUNITIES FOR GENERATING REVENUES FROM THE COMBINED COMPANIES?

Clearly having the combined advertising sales force of 1,600 selling packages to our 65,000 advertising customers will be the first opportunity. There are also huge opportunities to sell magazine subscriptions on line at a fraction of the cost per subscription of mail solicitation. Recently, in a groundbreaking test of media convergence, leading publisher Time Inc., soon to be part of AOL/Time Warner, announced that it has generated in excess of 500,000 new subscriptions from a cross-promotional test with AOL over a five-month period. During the test, 95% of the subscribers opted for credit card purchase, with 50% of this group selecting to receive evergreen subscriptions (continuous service). The caveat is that these are beta test results, and the subscribers are not fully paying customers yet. That said, given Primedia's focus on niche magazine publishing, even a modest improvement in subscriber acquisition cost or renewal rates can have a meaningful impact on our margins.

WILL PRIMEDIA'S MARGINS BE AFFECTED BY THE TRANSACTION?

Yes. Our consolidated EBITDA margins will improve because of the inclusion of the more profitable About Internet business.

WILL PRIMEDIA BE TELLING THE STORY TO INVESTORS?

Yes. We will be visiting a series of cities over the next several weeks. For further information, please contact Warren Bimblick, vice president, investor relations at Primedia (212-745-0615 / wbimblick@primedia.com) or Kelly Lofts, director, investor relations at About, Inc. (212-204-1587 / klofts@about.com).



PRIMEDIA INC., WITH 1999 SALES OF $1.7 BILLION, IS A TARGETED MEDIA COMPANY WITH PRINT, VIDEO, AND INTERNET BUSINESSES FOCUSED ON CONSUMER AND
BUSINESS-TO-BUSINESS AUDIENCES. THE COMPANY PUBLISHES MORE THAN 220 MAGAZINES, AND OWNS AND OPERATES APPROXIMATELY 300 WEB SITES AND OTHER INTERNET PROPERTIES. PRIMEDIA'S STOCK SYMBOL: NYSE: PRM.

ABOUT
THE HUMAN INTERNET(TM)

ABOUT IS THE INTERNET'S MOST COMPLETE TARGETED ENVIRONMENT FOR MARKETERS. WITH MORE THAN 700 TOPIC SITES, EACH OVERSEEN BY A PROFESSIONAL GUIDE, THE ABOUT NETWORK PROVIDES CUSTOMERS WITH AN EXPERIENCE UNLIKE ANY OTHER ON THE WEB-INCLUDING THE INTERNET'S BEST LINK DIRECTORIES, ORIGINAL CONTENT, COMMUNITY FEATURES AND COMMERCE OPPORTUNITIES. MEDIA METRIX (SEPTEMBER 2000) RANKS ABOUT.COM AS THE 7TH LARGEST WEB PROPERTY. MORE INFORMATION ON THE COMPANY CAN BE FOUND ON ITS WEB SITE AT www.about.com

THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS CONCERNING PRIMEDIA'S OPERATIONS, ECONOMIC PERFORMANCE AND FINANCIAL CONDITION. THESE STATEMENTS ARE BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES, WHICH ARE INHERENTLY SUBJECT TO UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY, AND REFLECT FUTURE BUSINESS DECISIONS, WHICH ARE SUBJECT TO CHANGE. SOME OF THESE ASSUMPTIONS MAY NOT MATERIALIZE, AND UNANTICIPATED EVENTS WILL OCCUR WHICH CAN AFFECT THE COMPANY'S RESULTS.

This news release contains forward-looking statements that involve risks and uncertainties regarding About. Investors are cautioned that such results or events predicted in these statements may differ materially from actual future events or results. Factors that could cause actual events or results to differ from anticipated events or results include the company's limited operating history, history of losses and anticipation of continued losses, potential volatility of quarterly operating results, and other risks that are contained in About's reports and documents filed from time to time with the Securities and Exchange Commission.

PRIMEDIA                                                       ABOUT


                           THE PREMIER TARGETED MEDIA
                                    COMPANY

                                 NICHE IS KING
                                      AND
                           INTEGRATION IS THE FUTURE

[PICTURE OF MAGAZINES]                                       [PICTURE OF GUIDES]
                                  NOVEMBER 2000

PRIMEDIA

[PICTURE OF MAGAZINES]

         AGENDA
         -----------------------------------------------------------------------

         O        Discussion of the Primedia/About Merger

                  -        Tom Rogers, Chairman and CEO of Primedia

                  -        Scott Kurnit, Chairman and CEO of About

                  -        Charles McCurdy, President of Primedia

         O        Questions and Answers

ABOUT

[PICTURE OF GUIDES]

                       THE PREMIER TARGETED MEDIA COMPANY

PRIMEDIA

[PICTURE OF MAGAZINES]

         OVERVIEW OF THE MERGER
         -----------------------------------------------------------------------

         O  Transaction:       Stock for stock merger with About
                               being merged with a unit of
                               PRIMEDIA

         O  Consideration:     Exchange ratio of 2.3409 PRIMEDIA
                               shares for each About share (implied value of $35.70 per share, upon announcement)

         O  Transaction Value: $557 million, net of cash, upon
                               announcement

         O  Pro Forma Primedia

             Ownership:        78% PRIMEDIA / 22% About

         O  Tax:               Tax-free to About shareholders

         O  Timing:            Expected to close by February 2001 Subject to
                               shareholder and regulatory approvals

        Turns Primedia into 40% EBITDA Growth Company in First 12 Months and At Least 20% Thereafter

ABOUT

[PICTURE OF GUIDES]

                       THE PREMIER TARGETED MEDIA COMPANY

PRIMEDIA

[PICTURE OF MAGAZINES]

                                There's Something
                                 About Primedia

                          The Ultimate Synergy between
                              On-Line and Off-Line

                      Two Companies that are Mirror Images

ABOUT

[PICTURE OF GUIDES]

                       THE PREMIER TARGETED MEDIA COMPANY

PRIMEDIA

[PICTURE OF MAGAZINES]

         PRIMEDIA'S KEY HIGHLIGHTS
         -----------------------------------------------------------------------

         O        King of offline niche content

                  - Over 700 well known powerful consumer and B2B brands for passionate audiences

                  - 82% of brands are ranked #1 or #2 in their respective fields

                  -        Total audience reach of 236 million

         O        1,600 person sales force that reaches endemic advertisers

                  -        Over 60,000 advertisers

                  -        Unique infrastructure to leverage targeted content

         O Core business with revenues of over $1.6 billion comprised of consumer and B2B product offerings


ABOUT

[PICTURE OF GUIDES]

                   [PIE CHART]                      [PIE CHART]
                 By Segment (mm)                 By Product (mm)
               Consumer                           51 Trade Shows
                 $250 Teens                       17 Video Networks
                 $504 Enthusiasts                    and TV Packages
                 $300 Key Life Events            214 Information Products
               B2B                               296 Web Sites
                 $532                            250 Magazines


                       THE PREMIER TARGETED MEDIA COMPANY

PRIMEDIA

[PICTURE OF MAGAZINES]

         PRIMEDIA'S ACCOMPLISHMENTS OF THE PAST 12 MONTHS
         -----------------------------------------------------------------------

         O        Accelerated growth of core business

                  -        Accelerated organic revenue and EBITDA growth

                  -        Major productivity improvements

                  - Doubling new media revenues and spawning new businesses from existing PRIMEDIA properties

         O Recruited strong management team with substantial multimedia experience

                  - New executive management in 3 of 4 business units and CFO

                  - Created an integrated management structure combining responsibility for both traditional and new media businesses

ABOUT

[PICTURE OF GUIDES]

                       THE PREMIER TARGETED MEDIA COMPANY

PRIMEDIA

[PICTURE OF MAGAZINES]

         PRIMEDIA'S ACCOMPLISHMENTS OF THE PAST 12 MONTHS
         -----------------------------------------------------------------------

         O        Entered into important strategic alliances and ventures

         O        Sold non-core assets totaling $565 million

         O        Reduced debt by over $540 million

         O Leverage (debt to EBITDA) currently at 5.0x, PRIMEDIA's best ratio since IPO

         O        Reduced workforce from 7,000 to 6,000

         O Creation of a robust Internet revenue stream organically growing out of core businesses

ABOUT

[PICTURE OF GUIDES]

                       THE PREMIER TARGETED MEDIA COMPANY

PRIMEDIA

[PICTURE OF MAGAZINES]

         PRIMEDIA'S GOAL
         -----------------------------------------------------------------------

         O Become the pre-eminent targeted media company in the world O Content delivered via most appropriate media anywhere anytime

                  -        Print

                  -        Internet

                  -        Live Events

                  -        Video

                  -        E-magazines

         O        Distribution agnostic

         O        Riding the wave of where technology is taking the consumer

ABOUT

[PICTURE OF GUIDES]

                       THE PREMIER TARGETED MEDIA COMPANY

PRIMEDIA

[PICTURE OF MAGAZINES]

         WE FOCUS ON ENDEMIC OR LEAD GENERATION ADVERTISERS
         -----------------------------------------------------------------------

         O        Niche content attracts niche advertisers

         O        Endemic advertisers:

                  -        fishing gear in Fly Fisherman

                  -        bridal gowns in Modern Bride

                  -        apartments in Apartment Guides

         O        Ads in niche publications as lead generators

                  -        Making the phone ring -- not brand advertising

         O Advertising and e-commerce revenues flow from endemic advertisers

ABOUT

[PICTURE OF GUIDES]                                  [PIE CHART]
                                               PRIMEDIA'S Revenue Mix

                                      Product Sales                         37%
                                      Brand Awareness Advertising           14%
                                      Endemic (Lead Generation) Advertising 49%


                       THE PREMIER TARGETED MEDIA COMPANY

PRIMEDIA

[PICTURE OF MAGAZINES]

         WHAT WE'RE ABOUT
         -----------------------------------------------------------------------

         O        King of online niche - the PRIMEDIA of the Internet

         O        Product

                  -        700 comprehensive verticals - Consumer/B2B

                  -        Distributed workforce

                           o        700 guides/general managers

                           o        7,000 associate guides

         O        Distribution

                  -        Free listings

                  -        65,000 affiliates

                  -        2.5mm About Web Services customers

                  -        1,100 Luna partners

         O        Revenue

                  -        Niche advertising

                  -        Sprinks

ABOUT

[PICTURE OF GUIDES]

                       THE PREMIER TARGETED MEDIA COMPANY

PRIMEDIA

[PICTURE OF MAGAZINES]

         WHAT WE'RE ABOUT
         -----------------------------------------------------------------------

         O        Growth Engine

                                           Q3 1999         Q3 2000

                  -        Rank              #16...............#7

                  -        Pages/day         5mm.............34mm

                  -        Subscriptions     2mm.............14mm

                  -        Revenue          $7.9mm........$26.8mm

                  -        Loss            $12.7mm..........$3.2mm

ABOUT

[PICTURE OF GUIDES]

                       THE PREMIER TARGETED MEDIA COMPANY

PRIMEDIA

[PICTURE OF MAGAZINES]

                             [snapshot of About.com
                           web page on Pregnancy/Birth
                         with Robin Elise Weiss as guide]


ABOUT

[PICTURE OF GUIDES]

                       THE PREMIER TARGETED MEDIA COMPANY

PRIMEDIA

[PICTURE OF MAGAZINES]

         THE PRIMEDIA/ABOUT MODEL
         -----------------------------------------------------------------------

         O        Efficient content creation

         O        Efficient distribution

                  -        Viral strength

                  -        Avoids the consumer marketing "noose"

         O        Endemic advertisers married to niche specific content

         O        Creating the largest targeted marketing company

                  -        Create content that enthusiasts crave

                  - Monetize a passionate niche audience to endemic advertisers both in Consumer and B2B sectors

                                 ---------------
                                 REACH AND NICHE
                                 ---------------

ABOUT

[PICTURE OF GUIDES]

                       THE PREMIER TARGETED MEDIA COMPANY

PRIMEDIA

[PICTURE OF MAGAZINES]

         UNIQUE TARGETED MARKETING SOLUTION
         -----------------------------------------------------------------------

         O        Breaking out of the commodity game

         O        Enhanced integrated marketing package

         O        The American Baby Package:

                  -        American Baby: Leading parenting magazine

                  - Line extensions: Healthy Kids, Spanish language versions

                  -        Baby Faire live consumer events

                  -        American Baby and Healthy Kids TV

                  -        Product sampling

                  -        Baby Press Conference

                  -        plus

                  -        Americanbaby.com

                  -        About.pregnancy and 31 parenting-related sites

                  - Banners, buttons, text links, Sprinks, direct marketing

                  -        Web services, brand sites

ABOUT

[PICTURE OF GUIDES]

                       THE PREMIER TARGETED MEDIA COMPANY

PRIMEDIA

[PICTURE OF MAGAZINES]

         OUR CONSERVATIVE ASSUMPTIONS
         -----------------------------------------------------------------------

         O Conservative assumptions, accretive in the first 12 months on ATCF basis

         O Taking a contingency against combined company revenues of $80 million:

                  - About advertising revenue growth (still holding sales team to $175 MM target)

                  -        Primedia new media revenues

                  - Primedia traditional media revenues due to salesforce training

ABOUT

[PICTURE OF GUIDES]

                       THE PREMIER TARGETED MEDIA COMPANY

PRIMEDIA

[PICTURE OF MAGAZINES]

         SYNERGY COMBINATION BENEFITS
         -----------------------------------------------------------------------

         Creating a unique advertising sales organization of 1,600 salespeople to increase the sell-through of About's online inventory, plus

         Marketing of PRIMEDIA's magazines to About's user base, plus

         Increase in About's endemic advertising base, plus     CONTRIBUTION TO
                                                            --> EBITDA IN
         Endemic advertising brings e-commerce revenue to       FIRST 12 MONTHS:
           About's niche sites, plus                            $23 MILLION

         About brings traffic to PRIMEDIA's e-commerce offerings, plus

         About can direct market to PRIMEDIA's 230 million users

         Combination creates greatly enhanced B2B portal play

ABOUT

[PICTURE OF GUIDES]

                       THE PREMIER TARGETED MEDIA COMPANY

PRIMEDIA

[PICTURE OF MAGAZINES]

         COMBINATION COST SAVINGS
         -----------------------------------------------------------------------

         O        Reduce spending components:

                  -        PRM new media development costs        $31 million

                  -        PRM web hosting and ad serving costs     3 million

                  -        PRM and About marketing costs            8 million

                  -        G&A                                      7 million
                                                                  -----------
                                                                  $49 million

                                                                  -----------

ABOUT

[PICTURE OF GUIDES]

                       THE PREMIER TARGETED MEDIA COMPANY

PRIMEDIA

[PICTURE OF MAGAZINES]

         FIRST 12 MONTH FINANCIAL IMPACT
         -----------------------------------------------------------------------

                                PRIMEDIA     FIRST 12 MONTH PRELIMINARY ESTIMATE
         $ MILLIONS             2000 PLAN    -----------------------------------   TOTAL    COMBINED
         EXCEPT PER SHARE       ESTIMATE     PRIMEDIA     ABOUT     CONTINGENCY*  SYNERGY  EXPECTATION
         -----------------      ---------    --------     -----     ------------  -------  -----------

         EBITDA:
         --TRADITIONAL MEDIA       $340       $385                     ($14)         $5        $376

         --NEW MEDIA               ($90)      ($78)        $19         ($31)        $66        ($24)

         TOTAL EBITDA              $250       $307         $19         ($45)        $71        $352

         SHARES OUTSTANDING       165.1      171.3        48.0                                219.3

         AFTER-TAX CASH FLOW        $52       $112                                             $165

         AFTER CASH FLOW
         PER SHARE                 $.31       $.65                                             $.75

         *BASED ON $80 MILLION REVENUE CONTINGENCY

          --------------------------------------------------
          40% EBITDA GROWTH IN FIRST 12 MONTHS AFTER CLOSING
                       AND AT LEAST 20% THEREAFTER
          --------------------------------------------------

                  THE PREMIER TARGETED MEDIA COMPANY

ABOUT

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                       THE PREMIER TARGETED MEDIA COMPANY

PRIMEDIA

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         ACCRETIVE TRANSACTION
         -----------------------------------------------------------------------

         O        Incremental EBITDA

                  - $307 million increasing to $352 million = $45 million in first twelve months

                  -        Purchase price net of cash = $557 million

                  -        12.4X multiple

                             ---------------------
                             ACCRETIVE TO PRIMEDIA
                             ---------------------

ABOUT

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                       THE PREMIER TARGETED MEDIA COMPANY

PRIMEDIA

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         SUMMARY
         -----------------------------------------------------------------------

         O A one of a kind online/offline truly integrated niche targeted media company

         O        Joining of King of online niche with King of offline niche

                  -        The AOL Time Warner of the niche world

         O        Largest source of content for passionate audiences

         O        Unique portal of industry-specific B2B Internet sites

         O        "One-stop" marketing solution for advertisers

         O Ability to distribute content across any medium anywhere, anytime with viral cost efficiencies

         O        Financial model based on integration, endemic advertisers

         O        Financially accretive near term and long term

         O        Super-charged for growth

ABOUT

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                       THE PREMIER TARGETED MEDIA COMPANY

PRIMEDIA

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         SAFE HARBOR
         -----------------------------------------------------------------------

         This presentation includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ materially.

         Statements regarding the expected date of completion of the transaction are subject to the risk that the closing conditions will not be satisfied, including the risk that regulatory approvals will not be obtained or that the stockholders of PRIMEDIA and About will not approve the merger.

         Statements regarding the expected benefits of the transaction and the company's expected revenues, expenses, EBITDA and EBITDA margins, synergies and other performance objectives are subjects without limitation, to the following risks: that expected synergies will not be achieved; that the businesses will not be integrated successfully; that merger costs will be greater than expected; that the combined entity will be unable to identify, develop and/or achieve success for new products, services and technologies; increased competition and its effect on the company's pricing and need for marketing; the inability to establish or renew relationships with commerce, advertising, marketing, technology, and content providers, and to the general risks associated with the companies' businesses. For risks about PRIMEDIA's business see its Form 10-K for the year-ended December 31, 1999 and subsequent Forms 10-Q and Forms 8-K, and for risks about About's business, see its Form 10-K for the year-ended December 31, 1999 and subsequent Forms 10-Q and Forms 8-K.

         Investors and security holders are urged to read the joint proxy statement/prospectus regarding the merger when it becomes available because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by PRIMEDIA and About. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by PRIMEDIA and About at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from each of the parties.

ABOUT

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                       THE PREMIER TARGETED MEDIA COMPANY

PRIMEDIA                                                       ABOUT


                           THE PREMIER TARGETED MEDIA
                                    COMPANY

                                 NICHE IS KING
                                      AND
                           INTEGRATION IS THE FUTURE

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                                  NOVEMBER 2000